February 25, 2020
Via Electronic Transmission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
RE:	Selected American Shares, Inc. File Nos.: 811‑51, 002‑10699
Selected International Fund, Inc. File Nos.: 811-01533, 002-27514
Dear Ms. Lithotomos:
On behalf of Selected American Shares, Inc. and Selected International Fund, Inc. (the “Registrants”), transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”), is Post-Effective Amendment No. 116 to Selected American Shares’ Registration Statement, Post-Effective Amendment No. 89 to Selected International Fund’s Registration Statement, both on Form N‑1A under the Securities Act of 1933 and Amendment No. 65 to each Registrants’ Registration Statements under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the following series of the Funds: Selected American Shares and Selected International Fund (the “Funds”).
For your reference, the Registrant is filing this Registration Statement in order to increase the disclosure relating to Selected International Fund’s investments when allocated within select market sectors. Except for this change in the copy of the Registration Statement, the disclosure in the Registration Statement is materially the same as the disclosure found in the currently effective Registration Statement. For this reason we would respectfully request selective review pursuant to Investment Company Act Release No. 13768. I have included a comparison of this filing to the Registration Statement that is currently effective.
As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective on May 1, 2020, pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.
We would be happy to provide you with any additional information you may require or with copies of any of the materials referred to above. Please direct any communications relating to this filing to:
Ryan Charles
Davis Selected Advisers, L.P.
2949 E. Elvira Road, Suite 101
Tucson, AZ 85756
520-806-7600
Sincerely,
/s/ Ryan Charles
Ryan Charles
Vice President and General Counsel